SHARE PURCHASE AGREEMENT

This Agreement ("*Agreement*") is made as of this 16th day of December, 2005, by

GSE International, Inc., a Delaware corporation, with its principal place of business at 19103 Gundle Road, Houston, Texas USA 77073 ("***Buyer***") and;

Naue GmbH & Co. KG, a German limited partnership, with its principal place of business at Gewerbestr. 2, D-32339 Espelkamp-Fiestel, Germany ("***Naue***" or "***Seller***").

RECITALS

The GSE Lining Technology (Canada) Ltd. and Naue are shareholders of BTI Bentofix Technologies, Inc. ("***BTI***"). BTI was incorporated in the Province of Ontario, Canada, on the 27th day of November, 1991.

As of the day this Agreement was made the issued shares of BTI are held as follows:

• GSE Lining Technology (Canada) Ltd.	holding 81.6 common shares	or 51.00%
• Naue	holding 39.2 common shares	or 24.50%
• Terrafix	holding 19.6 common shares	or 12.25%
• Albarrie	holding 19.6 common shares	or 12.25%
TOTAL	160.0 common shares	100%

The 39.2 common shares held by Naue are hereinafter referred to as "*Shares*".

The shares and shareholdings are governed by the provisions of a Shareholders Agreement dated 1st day of April, 1992 as amended by an amending Agreement dated 6th day of September, 1995 (collectively referred to as the "*Shareholders Agreement*");

Gundle/SLT Environmental, Inc. ("***GSE***") and Terrafix purchase products from BTI. Naue, Albarrie and Terrafix on the one side and GSE on the other side disagree regarding the prices to be charged by BTI for the purchase of products from it by its North American shareholders and other issues;

As a consequence of such disagreement Naue initiated a lawsuit in the Ontario Superior Court of Justice (File No. 05-0438) styled Naue GmbH & Co. KG, Plaintiff, and Samir Badawi, GSE Lining Technology (Canada) Limited, Gundle/SLT Environmental, Inc., Bentofix Technologies, Inc., Terrafix Geosynthetics, Inc. and Albarrie Canada, Ltd., Defendants (the "*Lawsuit*");

Naue and GSE intend to settle the disputes between them and Naue agreed in principle to sell all of its shares in BTI to Buyer.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1. SALE AND TRANSFER OF SHARES; CLOSING

1.1 SHARES

Subject to the terms and conditions of this Agreement, at the Closing, Naue will sell and transfer the Shares to Buyer, and Buyer will purchase the Shares from Naue.

1.2 PURCHASE PRICE

The purchase price (the "*Purchase Price*") for the Shares will be Two Million Four Hundred Thousand Canadian Dollars (CAN-$ 2,400,000.00).

1.3 CLOSING

The purchase and sale (the "Closing") provided for in this Agreement will take place at the offices of Seller's counsel McCarthy Tétrault at Suite 4700, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1E6, Canada at 10:00 a.m. (local time) on January 18th, 2006 or at such other time and place as the parties may agree. The parties may also agree not to meet in person but exchange the documents and things required to close this transaction in any other form satisfactory to both parties. Subject to the provisions of Section 3, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 1.3 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

1.4 CLOSING OBLIGATIONS

At the Closing:

(a) Seller will deliver to Buyer:

(i) certificates representing the Shares, duly endorsed;

(ii) the concurrent dismissal with prejudice of the Lawsuit in the form of Exhibit 1.4(a)(ii);

(iii) a resignation of Prof. Dr. Georg Heerten as Director of BTI in the form of Exhibit 1.4(a)(iii).

(b) Buyer will deliver to Seller proof of irrevocable credit of Purchase Price to Seller's bank account.

(c) The parties shall execute a Closing Memorandum in the form of Exhibit 1.4(c).

2. REPRESENTATIONS AND WARRANTIES OF SELLERS

Seller represents and warrants to Buyer as follows:

2.1 At Closing, BTI shall be a validly subsisting corporation incorporated under the laws of the Province of Ontario.

2.2 The Shares have been validly issued and are held as fully paid, non-assessable and unencumbered shares.

2.3 Naue has the corporate capacity to enter into this Agreement.

2.4 The warranties set forth above are in lieu of all other warranties, express or implied, which are hereby disclaimed and excluded by Seller.

3. TERMINATION

3.1 TERMINATION EVENTS

This Agreement may, by notice given prior to or at the Closing, be terminated:

(a) by mutual consent of Buyer and Seller; or

(d) by either Buyer or Seller if the Closing has not occurred (other than through the failure of any party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before January 31, 2006, or such later date as the parties may agree upon.

3.2 EFFECT OF TERMINATION

Each party's right of termination under Section 3.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election

of remedies. If this Agreement is terminated pursuant to Section 3.1, all further obligations of the parties under this Agreement will terminate; provided, however, that if this Agreement is terminated by a party because of the breach of the Agreement by the other party, the terminating party's right to pursue all legal remedies will survive such termination unimpaired.

4. TAX ISSUES

It is agreed that in the event the Closing of the purchase and sale pursuant to the exercise of this Option results in a requirement of tax filings or tax withholding pursuant to the laws of the United States of America, Germany or Canada, appropriate accounting advice will be obtained and the Parties hereto will consent to any required holdbacks and join in any required filings in an expeditious manner.

5. GENERAL PROVISIONS

5.1 MODIFICATION

This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

5.2 EXPENSES

Each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the contemplated transactions, including all fees and expenses of agents, representatives, counsel, and accountants. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

5.3 FURTHER ASSURANCES

The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and (c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

5.4 CONFIDENTIALITY

Between the date of this Agreement and the Closing Date, Buyer and Seller will maintain in confidence, and will cause the directors, officers, employees, agents, and advisors of Buyer and BTI to maintain in confidence the fact that this Agreement has been executed and the terms thereof unless a disclosure is required to perform its obligations under this Agreement.

5.5 NOTICES

Any notice or notices required to be given hereunder to any Party shall effectively be given if delivered personally or sent by prepaid registered mail, or by facsimile communication to the Parties respectively as follows:

To: Naue GmbH & KG.
Gewerbestr. 2, D-32339 Espelkamp-Fiestel, Germany
Fax: +49 (0) 5743 - 41480
Attention: Thomas Knuffinke

To: GSE International, Inc.
19103 Gundle Road
Houston, Texas USA 77073
Fax: 281-230-2504
Attention: Samir T. Badawi

or to such other address or facsimile number as the Party entitled to notice shall have communicated in writing to the other Parties.

Any notice, request, demand or other document given or sent or delivered as aforesaid shall:

(a) if delivered personally be deemed to have been given and received: on the date of delivery to an individual party and on the date of delivery to a director or officer of a corporate party;

(b) if sent by mail as aforesaid, be deemed to have been delivered and received on the ninth (9th) business day (excluding Saturdays, Sundays or holidays) following the date upon which it was mailed, otherwise on the date of actual receipt, unless there is a discontinuance or interruption of regular postal service whether due to strike or lockout or work slow down, in which case the same shall be deemed to have been given, delivered and received in the ordinary course of mails, allowing for such discontinuance or interruption of regular postal service and

(c) if sent by telefacsimile communication, be deemed to have been given, sent, delivered and received on the date the sender receives the telefacsimile verification confirming that the transmission was sent.

6. COUNTERPART

This Agreement may be executed in counterparts and by telefacsimile communication and each

such counterpart and telefacsimile communication shall constitute an original document and such counterparts and telefacsimile communications taken together shall constitute one and the same resolution.

7. GOVERNING LAW

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario.

WITNESSETH the hands and seals of the Parties hereto and where appropriate by the proper officers in that behalf.

GSE International, Inc

By: Samir Badawi
Its: President/CEO

Naue GmbH & Co. KG

By: Thomas Kauffinke
Its: Managing Director